FORM 8-A\A

                              Amendment No. 5

                    SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.
                                   20549

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES AND EXCHANGE ACT OF 1934



                      CIRCUIT CITY STORES, INC.
          (Exact name of registrant as specified in its charter)


            Virginia                            54-0493875
   (State of incorporation or                (I.R.S. Employer
          organization)                     Identification No.)


      9950 Mayland Drive
      Richmond, Virginia                           23230
    (Address of Principal                         Zip Code
      Executive Offices)


     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange on
to be so registered                     which each class is to be
                                                registered


Common Stock, $.50
     Par Value                          New York Stock Exchange


     Securities to be registered pursuant to Section 12(g) of the Act:

                                  None
                             (Title of Class)


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Item 1.   Description of Registrant's Securities to be Registered.

     The following brief description of the capital stock of Circuit City Stores, Inc. (the "Company") does not purport to be complete and is subject in all respects to applicable Virginia law and to the provisions of the Company's Amended and Restated Articles of Incorporation, its Bylaws, and the Amended and Restated Rights Agreement dated March 5,
1996 between the Company and Norwest Bank Minnesota, N.A., copies of which have been filed with the Commission and with the New York Stock Exchange on which the Common Stock of the Company is listed and traded.

General

     The Company's Articles of Incorporation authorize the issuance of 150,000,000 shares of Common Stock, par value $.50 per share, and 2,000,000 shares of Preferred Stock, par value $20.00 per share, issuable from time to time in series.

     The transfer agent for the Common Stock is Norwest Bank Minnesota, N.A., South St. Paul, Minnesota.

Common Stock

     The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to receive dividends if, when and as declared by the Board, out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of a proper amount to the holders of any series of Preferred Stock which may be issued in the future.

     Holders of shares of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of the shareholders.
The Amended and Restated Articles of Incorporation and Bylaws contain no restrictions on the repurchase or redemption of the Common Stock.

     On April 29, 1988 the Board of Directors of the Company declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock ("Common Share"). The distribution was payable on May 9, 1988 to the shareholders of record at the close of business on that date.

     The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of March 5, 1996 (the "Rights Agreement"), between the Company and Norwest Bank Minnesota, N.A. as Rights Agent (the "Rights Agent"). Each Right


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will entitle the registered holder to purchase from the Company one four-hundredth of a share of a Cumulative Participating Preferred Stock, Series E, par value $20.00 per share, of the Company (the "Series E Preferred Shares") at a price of $140.00 per one four-hundredth of a share (the "Purchase Price"), subject to adjustment. A Common Share and the Right issued or to be issued in respect thereof will not be separately transferable until the "Distribution Date," which is the earlier of (i) the tenth day after a public announcement that a Person (which term as used herein means an individual or business entity, other than the Company and certain related entities) or group of affiliated or associated Persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (thereby becoming an "Acquiring Person") or (ii) the tenth business day after the date of the commencement of or first public announcement of the intent of any Person to commence a tender or exchange offer the consummation of which would result in such a Person becoming an Acquiring Person. Every Common Share issued after May 9, 1988 but prior to the Distribution Date will also have a Right issued in respect thereof. As soon as practicable after the Company has notified the Rights Agent of the occurrence of the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date. Common Shares issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options, under an employee benefit plan, or upon the conversion of securities, which options, plan or securities were granted, established or issued before the Distribution Date. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on April 29, 1998, unless earlier redeemed by the Company as described below.

     The Purchase Price payable, and the number of Series E Preferred Shares or other securities or property issuable, upon exercise of the Rights, as well as the number of Rights outstanding, are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

     Each Series E Preferred Share will have a minimum preferential quarterly dividend rate of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared on the Common Shares. The Series E Preferred Shares will be nonredeemable until April 29, 2048. If the Company thereafter elects to redeem any outstanding Series E Preferred Shares, the redemption price per share shall be equal to the


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greater of $14,000 or 100 times the value of a Common Share on the redemption date, plus accrued and unpaid dividends thereon. In the event of liquidation, each Series E Preferred Share shall entitle the holder thereof to receive a preferential liquidation payment equal to the greater of $14,000 or 100 times the value of a Common Share at that time, plus any accrued and unpaid dividends thereon; provided that if the assets are insufficient to pay in full the liquidation preferences on all outstanding series of Preferred Shares, such assets will be distributed ratably among all holders of outstanding Preferred Shares in proportion to the full preferential amounts to which they are respectively entitled. Except as otherwise required by law, the Series E Preferred Shares will have no voting rights. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Series E Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by antidilution provisions.

     Each holder of a Right will have the right to receive, upon exercise of a Right, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price for the Rights then in effect, (a) if after the Distribution Date, (i) the Company is the surviving or continuing corporation in a merger or other combination with an Acquiring Person and the Common Shares are not changed or exchanged, (ii) an Acquiring Person consummates, with the Company or any subsidiary, any one of a number of transactions listed in the Rights Agreement, examples of which include acquiring stock or convertible securities except on a pro rata basis with other shareholders, obtaining any assets except on an arms-length basis, obtaining or disposing of any assets having a fair market value of more than $2 million, or receiving certain financial benefits such as loans, guarantees, tax benefits, except on a pro rata basis with other shareholders or compensation, except as a full-time employee at normal rates, or (iii) while there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), or (b) if an Acquiring Person becomes beneficial owner of 15% or more of the outstanding Common Shares except pursuant to a cash tender offer for all outstanding shares which is determined to be fair by the Continuing Directors (each of which events is popularly termed a flip-in event). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The Continuing Directors are the directors on the Distribution Date or are directors elected or nominated by a majority of the Continuing Directors in office on the date of such election or nomination.


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     In the event that, at any time after it is announced that a Person or group has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price for the Rights then in effect. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     No fractional Series E Preferred Shares will be issued (other than fractions which are integral multiples of one four-hundredth of a share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series E Preferred Shares on the last trading date prior to the date of exercise. If the Company is not able to issue the Series E Preferred Shares or the Common Shares because of the absence of necessary regulatory approval, restrictions contained in the Amended and Restated Articles of Incorporation or for any other reason, a person exercising the Rights will be entitled to receive a combination of cash, property or other securities (except to the extent necessary regulatory approval for the issuance of such other securities is not obtained) having a value equal to the value of the Common Shares or Series E Preferred Shares which would otherwise have been issued upon exercise of the Rights.

     At any time until ten days after the announcement that a Person or group has become an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.0025 per Right, payable, at the option of the Company, in cash or Common Shares. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.0025 per Right redemption price.

     After a Person or group becomes an Acquiring Person and before the Acquiring Person acquires 50% or more of the outstanding Common Shares, the Company, with the approval of a majority of Continuing Directors, may require a holder to exchange all or any portion of his Rights for one Common Share or one four-hundredth of a Preferred Share (or a share of a class or series of preferred stock of the Company having equivalent rights) per Right.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances only with the approval of a majority of Continuing Directors) in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Preferred Stock

     The Board of Directors is authorized to designate series of Preferred Stock from time to time and, with respect to each series of Preferred Stock, the number of shares in such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption, prices, whether or not dividends shall be cumulative, and if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for and/or the rights to purchase, shares of any other class or series, and the voting rights, if any, with respect to such shares, subject to the limitation that no more than one vote per share may be given. At the present time, only the Series E Cumulative Participating Preferred Stock described above is designated, there are no Preferred Shares outstanding, and, except for the Rights Agreement with respect to the Series E Preferred Shares, there are no agreements or understandings for the designation of series of Preferred Shares or the issuance of shares thereunder. Previously, the Series D Preferred Stock had been designated and provisions relating to it remain in the Company's Amended and Restated Articles of Incorporation.
However, all outstanding shares of this series have been redeemed and, in accordance with the Amended and Restated Articles of Incorporation, are now deemed authorized and unissued shares of Preferred Stock without serial designation. Further, the Board of Directors has decreased to zero the number of shares designated as Series D Preferred Stock.

Preemptive Rights

     Neither the holders of Common Stock nor of any series of Preferred Stock hereafter authorized will be entitled to any preemptive or other subscription rights.


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Classified Board

     The directors of the Company are divided into three approximately equal classes, with one class elected each year for a term of three years. Cumulative voting is not permitted. The Amended and Restated Articles of Incorporation provide that the number of members of the Board may not exceed seventeen. These provisions may have the effect of delaying, deferring or preventing a change in control of the Company.

Special Voting Provisions

     As amended by the Board of Directors of the Company on December 10, 1989, the Amended and Restated Articles of Incorporation contain a new provision which reduces the shareholder vote required for amending the articles of incorporation in certain circumstances from the two-thirds vote generally applicable to a simple majority vote. The majority vote will be applicable except when the effect of the amendment is (a) to reduce the shareholder vote required to approve a merger, a statutory share exchange, a sale of all or substantially all of the assets of the Company or the dissolution of the Company, (b) to modify any provision of the Amended and Restated Articles of Incorporation relating to the Board of Directors, or (c) to delete all or any part of the new provision.

Item 2.   Exhibits

     The following additional exhibit is filed with the copy of this Form 8 filed with the New York Stock Exchange:

     Exhibit (9)    Amended and Restated Rights Agreement dated as of March
                    5, 1996 between Circuit City Stores, Inc. and
                    Norwest Bank Minnesota, N.A., including:  Exhibit B
                    -- Form of Rights Certificate.


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                                 SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                          CIRCUIT CITY STORES, INC.


Dated:  March 13, 1996        By:  s/Michael T. Chalifoux
                                   Michael T. Chalifoux
                                   Senior Vice President and
                                   Chief Financial Officer